Exhibit 3.1

ARTICLES OF AMENDMENT

OF

RESTATED ARTICLES OF INCORPORATION

OF

TENNANT COMPANY

The undersigned, Heidi M. Hoard, Secretary of Tennant Company, a Minnesota corporation (the “Company”), hereby certifies:

(i)            That Article III of the Company’s Restated Articles of Incorporation has been amended, effective at the close of business on July 26, 2006, to read in its entirety as follows:

“ARTICLE III

This Corporation is authorized to issue an aggregate of 61,000,000 shares, 60,000,000 of which shall be designated as Common Stock, having a par value of $0.375 per share, and 1,000,000 of which shall be designated as Preferred Stock, having a par value of $.02 per share. The Board of Directors is authorized to establish one or more series of Preferred Stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series.”

(ii)           That such amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes; (iii) that such amendment was adopted pursuant to Section 302A.402, Subd. 3, of the Minnesota Statutes in connection with a two-for-one division of the Company’s Common Stock; and (iv) that such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Company and will not result in the percentage of authorized shares that remains unissued after such division exceeding the percentage of authorized shares that were unissued before the division.

The division giving rise to the amendment set forth above concerns a two-for-one division of the Common Stock of the Company on July 26, 2006 (the “Effective Time”). Such division is being effected as follows:

(a)         Effective at the Effective Time, each share of Common Stock outstanding immediately prior to the Effective Time will be split and divided into two shares of Common Stock of the Company, par value $0.375 per share, all of which shall be validly issued, fully paid and nonassessable.

(b)         Each stock certificate representing shares of Common Stock of the Company immediately prior to the Effective Time shall continue to represent the same number of shares following the Effective Time.

(c)         On July 26, 2006, the Company shall issue one additional share of the authorized but previously unissued Common Stock of the Company, par value $0.375 per share, for each share of Common Stock of the Company outstanding immediately prior to the Effective Time (the “Stock-Split Shares”). On July 26, 2006, or soon as practicable thereafter, the Company shall cause its transfer agent to credit the book-entry account of each holder of Common Stock as of the record date with the Stock-Split Shares issuable to the holder pursuant to the two-for-one division, and, in the event that a holder requests to receive the Stock-Split Shares in certificated form, mail or deliver one or more stock certificates representing the Stock-Split Shares to such holder. The record date for determining the shareholders of record entitled to receive the Stock-Split Shares is the close of business on July 12, 2006. With respect to each share of Common Stock, if any, that is first issued and becomes outstanding after the record date, but prior to the Effective Time and that remains outstanding at the Effective Time, the Stock-Split Share issuable with respect to any such share of Common Stock shall be issued as provided above to the first holder of record to whom such share of Common Stock was issued.

The foregoing Articles of Amendment shall take effect at 5:00 p.m. on July 26, 2006.

IN WITNESS WHEREOF, I have subscribed my name this 5th day of July, 2006.

/s/ Heidi M. Hoard
Heidi M. Hoard